SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of April, 2012

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: 'Director/PDMR Shareholding'

11 April 2012

AVIVA PLC

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY ('PDMRs')

Aviva announces that on 11 April 2012 the Executive Directors and PDMRs listed below received awards of Free Shares in Aviva plc ordinary shares of 25 pence each under the Aviva All Employee Share Ownership Plan (the Plan).  In accordance with the rules of the Plan these shares will be held in trust by Computershare Trustees Limited.

The details are as follows:

Number of Free Shares awarded
Executive directors
Andrew Moss	934
Igal Mayer	934
Patrick Regan	934
PDMRs
John Ainley	934
Alain Dromer	934
Amanda Mackenzie	934
Cathryn Riley	934
Robin Spencer	934

Under the rules of the Plan, awards of Free Shares have been made to all eligible employees in the UK.

Should you have any queries concerning this announcement please contact Joanne Bujak, Group Secretarial (020 7662 2563).

Kirstine Cooper, Group General Counsel and Company Secretary
Aviva plc
London

This notification is made pursuant to Disclosure Rule 3.1.4. Aviva was notified of the above transactions on 11 April 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 11 April, 2012
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary